Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Pet Madness Inc.
5940 South Rainbow Boulevard
Las Vegas, NV 89118
https://petmadness.com

Up to $1,234,999.92 in Common Stock at $0.88
Minimum Target Amount: $123,999.92

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

Company:

Company: Pet Madness Inc.
Address: 5940 South Rainbow Boulevard, Las Vegas, NV 89118
State of Incorporation: NV
Date Incorporated: July 26, 2024

Terms:

Equity

Offering Minimum: $123,999.92 | 140,909 shares of Common Stock
Offering Maximum: $1,234,999.92 | 1,403,409 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $0.88
Minimum Investment Amount (per investor): $499.84

*Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

<p align="center">Investment Incentives & Bonuses*</p>

<p align="center"><u>Loyalty Bonus:</u> If you are a previous investor or Kickstarter backer of Pet Madness Inc., you are eligible for additional 30% bonus shares.</p>

Time-Based Perks

Early Bird 1: Invest within the first 7 days | 20% bonus shares

Early Bird 2: Invest within the first 21 days | 10% bonus shares

Mid-Campaign Perks (Flash Perks)

Flash Perk 1: Invest $5,000+ between day 35 - 40 and receive 5% bonus shares

Flash Perk 2: Invest $5,000+ between day 60 - 65 and receive 5% bonus shares

Amount-Based Perks

Tier 1 Perk: Invest $1,000+ and receive 20% off your purchase of a Matrix Collar and/or Charging Leash for your pet.

Tier 2 Perk: Invest $5,000+ and receive receive 30% off your purchase of a Matrix Collar and/or Charging Leashes

Tier 3 Perk: Invest $10,000+ and receive an exclusive bundle of pet products including the Matrix Collar + 10% bonus shares.

Tier 4 Perk: Invest $20,000+ and receive the Matrix Collar + an exclusive invitation to Pet Madness product launch events + 15% bonus shares.

Tier 5 Perk: Invest $50,000+ and receive lifetime early access to new product releases + our Matrix Collar and Leash + 20% bonus shares.

*In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Venture Club Bonus

Pet Madness Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Venture Club.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $0.88 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $88. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Venture Club bonus and the Loyalty Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

Pet Madness Inc. is a cutting-edge AI technology company specializing in the development and manufacturing of smart pet collars and Regargable Leashes designed to enhance pet safety and health monitoring. Our innovative collars are equipped with advanced features such as GPS tracking, health monitoring (including heart rate and temperature), and activity tracking. By leveraging AI and machine learning, our collars provide pet owners with real-time insights into their pets' well-being, enabling them to ensure their pets are healthy, safe, and active. Pet Madness Inc. aims to revolutionize the pet care industry by offering high-tech solutions that cater to the needs of tech-savvy pet owners, veterinarians, and pet retailers.

Our business model generates revenue through wholesale and retail sales of smart collars, rechargeable leashes, and subscription services for premium features. Pet Madness Inc. anticipates capturing a significant share of the growing pet care market. Our July crowdfunding campaign will validate the market and provide initial funding, followed by a $5 million private placement offering to support further growth. This investment will yield a return in 1.32 years, with an NPV of $842,220,429 at the end of the 5th year. We are committed to innovation, exceptional customer service, and partnerships with pet stores and veterinary clinics to ensure widespread adoption of our products.

Competitors and Industry

The global pet care market is poised for significant growth, with a compound annual growth rate (CAGR) of 5.1% from 2022 to 2030. Valued at USD 150.67 billion in 2021, this market is driven by increasing consumer spending on domestic and pet care categories and the growing trend of pet humanization. The American Pet Products Association reports a rise in pet ownership from 56% to 68% over the past 30 years, with approximately 85 million households owning a companion animal. The smart pet collar market, specifically, is projected to reach a valuation of US$ 412 billion in 2023 and grow at a CAGR of 10% through 2033, culminating in a value of US$ 1,293.03 billion. The increasing popularity of smart pet collars is attributed to their ability to provide valuable insights into pets' activities and locations, thanks to sophisticated technology that communicates wirelessly to smartphones via Wi-Fi or Bluetooth.

<u>Smart Collars</u>

Industry Leader is Fi Smart Collar. Fi is considered one of the top players in the smart collar market, with an estimated $150-$200 million in annual revenue. Their growth is largely driven by their advanced GPS tracking features and health monitoring capabilities.

Other Competitors: Whistle and Halo also compete in this space, with similar sales estimates, though Fi has gained traction due to its advanced technology and long battery life.

<u>Dog Leashes</u>

Industry Leader is Ruffwear. Ruffwear, known for its durable and high-quality outdoor pet gear, including leashes, has an estimated $30-$50 million in annual sales. Ruffwear is well-regarded in the premium pet gear segment, especially for active dogs and owners.

Other Competitors: Brands like Kurgo and Flexi also hold significant market shares in the dog leash category.

<u>Designer Collars and Dog Collars</u>

Industry Leader is Blueberry Pet. Blueberry Pet, a leader in stylish and designer dog collars, has annual sales estimated between $40-$60 million. Their collars are popular for their blend of aesthetics and functionality, appealing to pet owners seeking fashionable options.

Other Competitors: Wild One and Found My Animal are also strong players in the designer and premium dog collar segment.

<u>Overall Market Outlook</u>

Smart Collars: This category is expected to grow rapidly with projected sales reaching $3.7 billion by 2028 globally, driven by health monitoring and GPS functionalities.

Dog Leashes: Steady growth with more emphasis on durability and multi-functionality, contributing to a projected market size of $5 billion by 2027.

Designer Collars: The premium and designer pet accessory market is growing as pet owners increasingly humanize their pets, contributing to the global collar market's projected size of $1.2 billion by 2027.

While Fi leads the smart collar market, Ruffwear and Blueberry Pet dominate the leash and designer collar segments, respectively. With PetMadness Inc.'s projections of $900 million to $1 billion in 5 years, your focus on innovation and multi-functionality will position you well against these industry leaders.

<u>What Sets PetMadness Apart:</u> A Revolution in Pet Care Technology

At PetMadness Inc., we aren't just another player in the pet care industry—we are innovators at the forefront of a technological revolution. Here's what makes us truly unique:

1. 18 Patents Pending: We have 18 patents pending, which secure our groundbreaking technologies and designs that set us apart from traditional pet care products. These patents cover innovations in smart collars, health monitoring, and safety systems, ensuring that our products remain unparalleled in the market.

2. Modular Collar Design: Our Matrix Smart Collar is a modular smart collar, offering pet owners the flexibility to customize and upgrade their collar with different modules based on their pet's needs—whether it's GPS, health monitoring, hiking. and hunting. or water and Fire Safety modules. This design allows users to easily switch out and enhance the collar as new features are released, keeping it future-proof.

3. Open API for All: We are committed to creating an open ecosystem. Our collars come with an open API, allowing third-party developers and manufacturers to integrate their own applications and services with our collars. This fosters innovation and collaboration, enabling a broader range of functionalities for pet owners and businesses alike.

4. Charging Leash: We believe our 5-in-1 Pet Madness Leash is the first-ever leash that can charge all smart collars on the market today, not just our Matrix Collar. This gives us a massive edge, offering convenience and universal compatibility that no other competitor has.

5. Interchangeable Design for Smart Collars: We offer an interchangeable design for smart collars, allowing pet owners to change the appearance of their pet's collar quickly and easily, while still benefiting from cutting-edge technology. This flexibility combines style and function, giving pet owners something no other collar currently offers.

6. Longer Battery Life with Expansion Options: According to our research, our Matrix Smart Collar boasts the longest battery life in the industry. This ensures your collar stays powered for longer periods, even during extended outdoor adventures.

7. Fire and Water Safety Modules: We believe we are the first company to introduce Fire and Water Safety Modules in our collars. These modules protect pets from life-threatening situations, alerting owners to fire hazards or submersion in water, ensuring your pet is safe even in emergency situations.

8. Linking to True 911 Service Centers: Our Matrix Smart Collar links directly to 911 emergency service centers. In the event of an emergency, such as a pet in danger or needing immediate assistance, this feature allows for a rapid response—something that we believe has never before done in the pet care industry.

9. Collaboration with Car Manufacturers for Pet Safety: PetMadness has collaborated with automotive companies to integrate our collars with their vehicles' systems, helping to prevent dogs from being hit by cars. Our technology allows vehicles to detect the proximity of pets, offering a real-world solution to save lives and prevent accidents.

10. True AI Learning App: Our AI-powered learning app uses real-time data from the collar to track and learn your pet's habits, behavior, and health patterns, to detect seizures or injuries. offering personalized insights and recommendations for pet care. The more you use it, the smarter it becomes, helping ensure your pet's safety and well-being.

11. Bluetooth Name Tag with Lost Assistance Technology: We've developed a Bluetooth name tag with Lost Assistance Technology. If your pet is lost or injured, nearby individuals can instantly access the owner's contact information within a 50-foot range, using their smartphone. This prevents people from catching the pet and getting bit. This technology is designed to help reunite lost pets with their owners quickly and efficiently.

Current Stage and Roadmap

<u>Current Stage</u>

PetMadness Inc. is in the final stage of product development for both our Matrix Smart Collar and 5-in-1 Pet Madness Leash. Here's a breakdown of where we are with each product:

5-in-1 Pet Madness Leash: This product is in its final production phase and will be available for holiday sales in Q4 2024. We have completed the proof of concept, prototyping, and are entering pilot manufacturing to meet the growing demand in the market.

Matrix Smart Collar: The Matrix Collar is in its final stage of development, with all R&D, prototyping, and initial testing complete. It is set for a first-quarter release next year. We are currently refining the product for pilot manufacturing to ensure quality and reliability before mass production.

Both products are in the pre-market phase, but we have advanced through R&D, proof of concept, and prototyping for each. We expect to enter full-scale manufacturing shortly, positioning both products for strong market entry and sales growth within the coming months.

Pet Madness Inc. envisions becoming a global leader in the pet care industry by continually advancing its smart technology offerings and expanding its product line to include a wide range of innovative pet care solutions. The company aims to establish a strong international presence, forming strategic partnerships with key industry players, and exploring new markets to meet the evolving needs of pet owners and professionals worldwide. Through relentless innovation and a commitment to excellence, Pet Madness Inc. strives to set the standard for smart pet care products and services.

The Team

Officers and Directors

Name: Niibeis Alexa Elliot

Niibeis Alexa Elliot's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: CEO & Director
  Dates of Service: July, 2024 - Present
  Responsibilities: As CEO of Pet Madness Inc., Alexa leads the company's strategic direction, overseeing product development and market expansion, with a focus on increasing revenue for investors. Her duties include managing operations, ensuring innovation in high-tech pet products, and driving the company's mission to enhance pet care and safety while delivering strong financial returns.

Other business experience in the past three years:

- Employer: StickyTrades
  Title: Board Member
  Dates of Service: April, 2022 - June, 2024
  Responsibilities: Alexa served on the board at StickyTrades, a trading coaching platform led by renowned coach AJ Monte. In her role, she advanced the company's strategic partnerships and growth initiatives, helping propel the business from zero sales to a million-dollar company in less than 12 months.

Other business experience in the past three years:

- Employer: Colorado Home Front
  Title: Owner
  Dates of Service: June, 1992 - June, 2024
  Responsibilities: Colorado Home Front has achieved tremendous success in partnership with American Financing, thanks in part to its well-known spokespeople like Peyton Manning, which has helped elevate the brand's national profile. Under Alexa's leadership, Colorado Home Front has grown into a $55 million company and earned its place among the top 200 agents in the country. Alexa's expertise and vision have driven the company's growth, making it a trusted name in the real estate industry.

Other business experience in the past three years:

- Employer: Nextgen Medstaff
  Title: Board Member
  Dates of Service: November, 2019 - June, 2024
  Responsibilities: Alexa was a board member at NextGen Med Staff, a traveling nursing company, where she played a key role in supporting the owner with marketing and raising capital for growth and expansion. Her efforts contributed to the company's successful scaling and strategic positioning in the healthcare industry.

Name: James Durdy

James Durdy's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Chief Marketing Officer & Director
  Dates of Service: July, 2024 - Present
  Responsibilities: Lead the development and execution of PM marketing strategist drive brand growth, customer acquisition, and product promotion. I oversee market research, digital marketing, advertising, and team leadership while ensuring alignment with business goals and managing marketing budgets.

Other business experience in the past three years:

- Employer: CJV
  Title: CMO , Managing Director, and Business Development
  Dates of Service: January, 2017 - December, 2023
  Responsibilities: Designed and developed new USDA certified organic industrial hemp joint venture with market leaders, using trending genetics, new technology, market R&D and strategic execution in emerging new industry. Design launched an expanded business in diverse emerging markets.

Name: Peter Booras

Peter Booras's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: CTO / Lead Engineer & Director
  Dates of Service: April, 2024 - Present
  Responsibilities: Lead Engineer and chief technology officer of all technology and product development for Pet Madness Inc. Peter receives an annual salary of $100,000.00 from the Company.

Other business experience in the past three years:

- Employer: Encon Design
  Title: Structural Design Engineer
  Dates of Service: July, 2022 - April, 2024
  Responsibilities: Structural Design engineer for large precast concrete structures.

Other business experience in the past three years:

- Employer: Denver Design Engineers
  Title: CEO
  Dates of Service: January, 2019 - September, 2024
  Responsibilities: Owner and operator of Denver Design Engineers LLC., developing, designing, and bringing to market various products.

Name: Ryan Lommel

Ryan Lommel's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: COO/CFO & Director
  Dates of Service: July, 2024 - Present
  Responsibilities: I oversee the development and distribution of our product portfolio and work closely with our partners in making sure we meet critical timelines. I also analyze our sales projections and create efficient cost structures. Ryan receives an annual salary of $180,000.00 from the Company.

Other business experience in the past three years:

- Employer: DBS
  Title: Regional Sales Director
  Dates of Service: July, 2023 - Present
  Responsibilities: Consult with Financial Advisors in the area of Life Insurance and Long Term Care. Help provide strategic solutions for Estate Planning, Retirement Planning, Wealth Transfer, and overall risk management.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it's a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make a profit, or grow the business.

Any valuation is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

The Company may undergo a future change that could affect your investment
The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company.

Your information rights are limited with limited post-closing disclosures
The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information.

Some early-stage companies may lack professional guidance
Some companies attribute their success, in part, to the guidance of professional early-stage advisors, consultants, or investors (e.g., angel investors or venture capital firms). advisors, consultants, or investors may play an important role in a company through their resources, contacts, and experience in assisting early-stage companies in executing their business plans. An early-stage company primarily financed through Regulation Crowdfunding may not have the benefit of such professional investors, which may pose a risk to your investment.

If the Company cannot raise sufficient funds it will not succeed
The Company is offering Common Stock in the amount of up to $1,235,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock or other securities. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security.

Management's Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Reliance on a single service or product
All of our current services are variants of one type of service and/or product. Relying heavily on a single service or product can be risky, as changes in market conditions, technological advances, shifts in consumer preferences, or other changes can adversely impact the demand for the product or service, potentially leading to revenue declines or even business failure.

We may never have an operational product or service
It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product or service is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company. In addition, the failure to launch a product or service can result in significant losses of time and resources. Even if a product or service is launched, low adoption rates can result in lackluster revenue and diminished market share.

Some of our products are still in the prototype phase and might never be operational products
Developing new products and technologies can be a complex process that involves significant risks and uncertainties. Technical challenges, design flaws, manufacturing defects, and regulatory hurdles can all impact the success of a product or service. It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Supply Chain and Logistics Risks

The availability of raw materials, transportation costs, and supply chain disruptions can all impact the ability to manufacture and distribute products or services, leading to lost revenue or increased costs. Products and services that are not available when customers need them can lead to lost sales and damage to the brand's reputation.

Quality and Safety of our Product and Service

The quality of a product or service can vary depending on the manufacturer or provider. Poor quality can result in customer dissatisfaction, returns, and lost revenue. Furthermore, products or services that are not safe can cause harm to customers and result in liability for the manufacturer or provider. Safety issues can arise from design flaws, manufacturing defects, or improper use.

Minority Holder; Securities with Voting Rights

The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and therefore will have a limited ability to influence management's decisions on how to run the business. You are trusting in management's discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds

The Company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it may cease operating and result in a loss on your investment. Even if we sell all the Common Stock we are offering now, the Company may need to raise more funds in the future, and if unsuccessful in doing so, the Company will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the Company being worth less, if later investors have better terms than those in this offering.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Non-accredited investors may not be eligible to participate in a future merger or acquisition of the Company and may lose a portion of their investment

Investors should be aware that under Rule 145 under the Securities Act of 1933 if they invest in a company through Regulation CrowdFunding and that company becomes involved in a merger or acquisition, there may be significant regulatory implications. Under Rule 145, when a company plans to acquire another and offers its shares as part of the deal, the transaction may be deemed an offer of securities to the target company's investors, because investors who can vote (or for whom a proxy is voting on their behalf) are making an investment decision regarding the securities they would receive. All investors, even those with non-voting shares, may have rights with respect to the merger depending on relevant state laws. This means the acquirer's "offer" to the target's investors would require registration or an exemption from registration (such as Reg. D or Reg. CF), the burden of which can be substantial. As a result, non-accredited investors may have their shares repurchased rather than receiving shares in the acquiring company or participating in the acquisition. This may result in investors' shares being repurchased at a value determined by a third party, which may be at a lesser value than the original purchase price. Investors should consider the possibility of a cash buyout in such circumstances, which may not be commensurate with the long-term investment they anticipate.

Our new product could fail to achieve the sales projections we expect

Our growth projections are based on the assumption that with an increased advertising and marketing budget, our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition

We will compete with larger, established companies that currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits

Pet Madness was formed on July 26, 2024. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Pet Madness has incurred a net loss and has had limited revenues generated since inception, if any. There is no assurance that we will be profitable in the near future or generate sufficient revenues to pay dividends to our shareholders.

We are an early stage company and have limited revenue and operating history

The Company has a short history, few customers, and effectively no revenue. If you are investing in our company, it's because you think that our product is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough people so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We are an early stage company operating in a new and highly competitive industry

The Company operates in a relatively new industry with a lot of competition from both startups and established companies. As other companies flood the market and reduce potential market share, Investors may be less willing to invest in a company with a declining market share, which could make it more challenging to fund operations or pursue growth opportunities in the future.

Intense Market Competition

The market in which the company operates may be highly competitive, with established players, emerging startups, and potential future entrants. The presence of competitors can impact the company's ability to attract and retain customers, gain market share, and generate sustainable revenue. Competitors with greater financial resources, brand recognition, or established customer bases may have a competitive advantage, making it challenging for the company to differentiate itself and achieve long-term success.

Vulnerability to Economic Conditions

Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the company's ability to operate.

Uncertain Regulatory Landscape

Due to the unestablished nature of the market the business operates within, the potential introduction of new laws or industry-specific standards can impose additional costs and operational burdens on the company. Non-compliance or legal disputes may result in fines, penalties, reputational damage, or even litigation, adversely affecting the company's financial condition and ability to operate effectively.

We have existing patents that we might not be able to protect properly

One of the Company's most valuable assets is its intellectual property. The Company's owns trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

We have pending patent approval's that might be vulnerable

One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, if we make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business, financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time

Our ability to sell our products is subject to various government regulations, including but not limited to, regulations related to the manufacturing, labeling, distribution, and sale of our products. Changes in these regulations, or the enactment of new regulations, could impact our ability to sell our products or increase our compliance costs. Furthermore, the regulatory landscape is subject to regular change, and we may face challenges in adapting to such changes, which could adversely affect our business, financial condition, or operating results. In addition to government regulations, we may also be subject to other laws and regulations related to our products, including intellectual property laws, data privacy laws, and consumer protection laws. Non-compliance with these laws and regulations could result in legal and financial liabilities, reputational damage, and regulatory fines and penalties. It is also possible that changes in public perception or cultural norms regarding our products may impact demand for our products, which could adversely affect our business and financial performance, which may adversely affect your investment.

We rely on third parties to provide services essential to the success of our business

Our business relies on a variety of third-party vendors and service providers, including but not limited to manufacturers, shippers, accountants, lawyers, public relations firms, advertisers, retailers, and distributors. Our ability to maintain high-quality operations and services depends on these third-party vendors and service providers, and any failure or delay in their performance could have a material adverse effect on our business, financial condition, and operating results. We may have limited control over the actions of these third-party vendors and service providers, and they may be subject to their own operational, financial, and reputational risks. We may also be subject to contractual or legal limitations in our ability to terminate relationships with these vendors or service providers or seek legal recourse for their actions. Additionally, we may face challenges in finding suitable replacements for these vendors and service providers, which could cause delays or disruptions to our operations. The loss of key or other critical vendors and service providers could materially and adversely affect our business, financial condition, and operating results, and as a result, your investment could be adversely impacted by our reliance on these third-party vendors and service providers.

The Company is vulnerable to hackers and cyber-attacks

As an internet-based business, we may face risks related to cybersecurity and data protection. We rely on technology systems to operate our business and store and process sensitive data, including the personal information of our investors. Any significant disruption or breach of our technology systems, or those of our third-party service providers, could result in unauthorized access to our systems and data, and compromise the security and privacy of our investors. Moreover, we may be subject to cyber-attacks or other malicious activities, such as hacking, phishing, or malware attacks, that could result in theft, loss, or destruction of our data, disruption of our operations, or damage to our reputation. We may also face legal and regulatory consequences, including fines, penalties, or litigation, in the event of a data breach or cyber-attack. Any significant disruption or downtime of our platform, whether caused by cyber-attacks, system failures, or other factors, could harm our reputation, reduce the attractiveness of our platform, and result in a loss of investors and issuer companies. Moreover, disruptions in the services of our technology provider or other third-party service providers could adversely impact our business operations and financial condition. This would likely adversely impact the value of your investment.

Economic and market conditions

The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, consumer demand, and competition, which could adversely affect the Company's business, financial condition, and operating results.

Force majeure events
The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results.

Adverse publicity
The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results.

Ownership and Capital Structure; Rights of the Securities

Ownership
The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Niibeis Alexa Elliot	8,000,000	Common Stock	99.75%

The Company's Securities

The Company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 1,403,409 of Common Stock.

Common Stock

The amount of security authorized is 100,000,000 with a total of 6,800,000 outstanding.

Voting Rights

One vote per share

Material Rights

There are no material rights associated with Common Stock.

What it means to be a minority holder

As a minority holder of Common Stock of the Company, you will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- Name: Common Stock
  Type of security sold: Equity
  Final amount sold: $0.00
  Number of Securities Sold: 8,020,000

Use of proceeds: Founder shares.
Date: July 25, 2024
Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

How long can the business operate without revenue:

The company can operate for 12 months without revenue generation.

Foreseeable major expenses based on projections:

Inventory- Manufacturing Based on our projections, the major expenses will primarily include inventory production, research and development for product enhancements, and expanding our distribution network. Additional significant costs will include marketing and advertising to grow brand awareness, particularly as we enter new markets, and logistics for scaling operations to ensure smooth delivery to both retail partners and consumers. We also anticipate expenses related to maintaining and upgrading our technology infrastructure, including app development and customer support systems.

Future operational challenges:

Some future operational challenges we foresee include scaling production to meet growing demand, managing supply chain disruptions, and maintaining quality control as we expand into new markets. Additionally, ensuring our technology evolves in line with customer expectations and regulatory requirements, while keeping manufacturing costs manageable, will be key. As we grow, building the right infrastructure to support global distribution and customer service will also be crucial to sustaining long-term success. Capital for the Manufacturing or our Preorders of 2 million

Future challenges related to capital resources:

Future challenges related to capital resources include securing sufficient funding to scale operations and meet growing demand while maintaining cash flow for ongoing expenses such as inventory production and product development. As we expand into new markets and increase distribution, we will need to carefully manage working capital to avoid overextending resources. Additionally, balancing the need for investment in innovation and marketing with maintaining profitability could be challenging as we continue to grow. Accessing capital at the right times to fuel expansion while minimizing dilution for investors will also be a critical focus.

Future milestones and events:

Several key future milestones and events will significantly impact Pet Madness both financially and operationally. The first major milestone is the successful launch of our products into 2,400 stores, which will drive substantial revenue growth. Winning the Innovation of the Year award at the CES event in January would be a game-changer, providing enormous media exposure and credibility, likely resulting in a surge in sales and partnership opportunities.

Another key milestone will be expanding into international markets, particularly Europe, which will open up new revenue streams. Additionally, the continued development of new product features, such as our high-end designer collars with Swarovski crystals, will help us tap into the luxury pet market.

Lastly, securing strategic partnerships and raising additional capital to support scaling operations and new product development will have a lasting impact on the company's ability to grow efficiently. Each of these events has the potential to significantly influence our financial trajectory and overall market position.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

The company currently has capital resources in the form of $80,000 cash on hand.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are critical to our company operations. These funds are required to support pre-orders, manufacturing, and growth.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are not necessary to the viability of the Company. Of the total funds that our Company has, 94% will be made up of funds raised from the crowdfunding campaign, if it raises its maximum funding goal. The company has enough funds for operations at this time.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum offering amount, we anticipate the Company will be able to operate for 6 months to a year.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount, we anticipate the Company will be able to operate indefinitely. We expect the pre-orders will generate enough revenue to operate indefinitely.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has contemplated additional future sources of capital including future raise possibilities and lines of credit.

Indebtedness

The Company does not have any material terms of indebtedness.

Related Party Transactions

The Company has not conducted any related party transactions

Valuation

Pre-Money Valuation: $5,984,000.00

Valuation Details:

This pre-money valuation was calculated internally by the Company without the use of any formal third-party evaluation.

The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed: (i) there is no authorized or outstanding preferred stock; (ii) there are no outstanding options, warrants, or other securities with a right to acquire shares; and (iii) there are no shares reserved for issuance under a stock plan.

Use of Proceeds

If we raise the Target Offering Amount of $123,999.92 we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%
- StartEngine Service Fees
  12.0%
  Fees for certain creative design, legal, marketing, technical, and administrative support services provided by StartEngine, of which the final amount may vary.
- Inventory

82.5%

Pet Madness plans to allocate the majority of funds toward inventory and product development. This investment will allow us to meet the high demand generated by our pre-orders and distributor agreements, ensuring we have sufficient inventory to supply retail stores and fulfill customer orders efficiently. Additionally, funds will be directed toward developing new features and innovations for our product line, including enhancing the Matrix smart collar and its modules. By focusing on inventory and development, we aim to drive long-term growth and maintain our competitive edge in the market.

If we raise the over allotment amount of $1,234,999.92, we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- Working Capital
  20.0%
  Pet Madness plans to allocate 20% of working capital to support key operational areas that will drive growth and ensure smooth execution. This includes investing in product development, manufacturing, marketing campaigns, and expanding our distribution network to meet increasing demand. Additionally, a portion will be used to enhance customer support, streamline logistics, and explore new strategic partnerships, all while ensuring the company remains agile and financially healthy as we scale.

- Inventory
  74.5%
  Pet Madness plans to allocate the majority of funds toward inventory and product development. This investment will allow us to meet the high demand generated by our pre-orders and distributor agreements, ensuring we have sufficient inventory to supply retail stores and fulfill customer orders efficiently. Additionally, funds will be directed toward developing new features and innovations for our product line, including enhancing the Matrix smart collar and its modules. By focusing on inventory and development, we aim to drive long-term growth and maintain our competitive edge in the market.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://petmadness.com (www.petmadness.com/investors).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/pet-madness

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW OR AUDIT (AS APPLICABLE) FOR Pet Madness Inc.

[See attached]

PET MADNESS, INC.

REVIEWED FINANCIAL STATEMENTS
AS OF INCEPTION (JULY 26, 2024)
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

| FINANCIAL STATEMENTS: | |



INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To the Board of Directors
Pet Madness Inc.
Las Vegas, Nevada

We have reviewed the accompanying financial statements of Pet Madness Inc.(the "Company,"), which comprise the balance sheet as of July 26, 2024, and the related statement of operations, statement of stockholders' equity, and cash flows for the period endings on July 26, 2024, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management.   A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America.   We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our reviews.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 8, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart Accountancy Corp.

October 31, 2024
Los Angeles, California

PET MADNESS, INC.
BALANCE SHEET
(UNAUDITED)

As of Inception	July 26, 2024
(USD $ in Dollars)	
ASSETS	
Current Assets:	
Cash & Cash Equivalents	$ -
Total Current Assets	-
TOTAL ASSETS	$ -
LIABILITIES AND STOCKHOLDERS' EQUITY	
Total Liabilities	$ -
STOCKHOLDERS' EQUITY	
Common Stock	-
Preferred Stock	-
Retained Earnings/(Accumulated Deficit)	-
Total Stockholders' Equity	-
Total Liabilities and Stockholders' Equity	$ -

See accompanying notes to financial statements.

PET MADNESS, INC.

STATEMENTS OF OPERATIONS

(UNAUDITED)

For The Period Ended	**July 26, 2024**
(USD $ in Dollars)	
Net Revenue	$ -
Cost Of Goods Sold	-
Gross Profit/(Loss)	**-**
Operating Expenses	
General and Administrative	-
Total Operating Expenses	**-**
Operating Income/(Loss)	**-**
Interest Expense	-
Other Loss/(Income)	-
Income/(Loss) Before Provision For Income Taxes	**-**
Provision/(Benefit) For Income Taxes	-
Net Income/(Net Loss)	**$ -**

See accompanying notes to financial statements.

PET MADNESS, INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

(UNAUDITED)

(USD $ in Dollars)	Common Stock Shares	Common Stock Amount	Preferred Stock Shares	Preferred Stock Amount	Retained Earnings/ Accumulated Deficit	Total Stockholders' Equity
Inception Date —July 26, 2024	-	$ -	-	$ -	$ -	$ -
Net Income/Loss	-	-	-	-	-	-
Balance— July 26, 2024	-	$ -	-	$ -	$ -	$ -

See accompanying notes to financial statements.

PET MADNESS, INC.
STATEMENTS OF CASH FLOWS
(UNAUDITED)

For The Period Ended	July 26, 2024
(USD $ in Dollars)	
CASH FLOW FROM OPERATING ACTIVITIES	
Net Income/(Loss)	$ -
Net Cash Provided By /(Used In) Operating Activities	-
CASH FLOW FROM INVESTING ACTIVITIES	
Net Cash Provided By /(Used In) Investing Activities	-
CASH FLOW FROM FINANCING ACTIVITIES	
Net Cash Provided By /(Used In) Financing Activities	-
Change In Cash And Cash Equivalents	-
Cash And Cash Equivalents—Beginning Of The Year	-
Cash And Cash Equivalents—End Of The Year	$ -
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION	
Cash Paid During The Year For Interest	$ -

See accompanying notes to financial statements.

1.   NATURE OF OPERATIONS

Pet Madness Inc. was incorporated on July 26, 2024, in the state of Nevada. The financial statements of Pet Madness Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Las Vegas, Nevada.

Pet Madness Inc. operates at the intersection of pet technology and consumer electronics, specializing in innovative products designed for pet owners. The company has developed a proprietary printed circuit board (PCB) for its flagship product, the Matrix Collar, a smart pet collar that enhances pet safety and monitoring. In addition to the Matrix Collar, Pet Madness Inc. is dedicated to creating and selling high-tech pet accessories, including the world's first charging leash and a range of high-end designer products. With a commitment to blending functionality with style, Pet Madness Inc. aims to elevate the pet ownership experience through cutting-edge technology.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The summary of significant accounting policies is presented to assist in understanding the Company's financial statements. The accounting policies conform to accounting principles generally accepted in the United States of America ("GAAP" and "US GAAP").

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted a calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of July 26, 2024, the Company's cash and cash equivalents did not exceed FDIC-insured limits.

Income Taxes

The Company is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company is currently pre-revenue and will follow the provisions and the disclosure requirements described in ASU 2014-09, also referred to as Topic 606. Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay and the contract has commercial substance.

2) Identification of performance obligations in the contract: Performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: Revenues are recognized when or as control of the promised goods or services is transferred to customers.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through October 31, 2024, which is the date the financial statements were issued.

3.   CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock Class-A

The Company is authorized to issue 100,000,000 Common Stock Class at a par value of $0.0001. As of July 26, 2024, no shares have been issued and were outstanding.

Each share of Common Stock entitles the holder thereof to one (1) vote on any matter submitted to a vote at a meeting of stockholders.

4.   DEBT

The Company has no debt outstanding as of July 26, 2024.

5.   RELATED PARTY

There are no related party transactions as of July 26, 2024.

6.   COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulations. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or loss of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of July 26, 2024, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

7.   SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from July 26, 2024, through October 31, 2024, which is the date the financial statements were available to be issued.

On July 31, 2024, the Company filed a patent application with the United States Patent and Trademark Office (USPTO) for a modular collar featuring AI integration, interchangeable modules, and a rechargeable leash.

The Company issued 8,000,000 shares to its founder and CEO, Niibeis Alexa Elliot.

On August 7, 2024, The Company amended its articles of incorporation to introduce 2,000,000 shares of preferred stock, while maintaining 10,000,000 shares of common stock.

The Company issued 40,000 preferred shares at a price of $2.50 each, resulting in a total raise of $100,000, to a certain investor.

There have been no events or transactions during this time which would have a material effect on these financial statements.

8.   GOING CONCERN

The Company lacks significant working capital and has only recently commenced operations. The Company will incur significant additional costs before significant revenue is achieved. These matters raise substantial doubt about the Company's ability to continue as a going concern. During the next twelve months, the Company intends to fund its operations with funding from our proposed Regulation Crowdfunding campaign, and additional debt and/or equity financing as determined to be necessary. There are no assurances that management will be able to raise capital on terms acceptable to the Company. If the Company is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm the business, financial condition and operating results. The balance sheet and related financial statements do not include any adjustments that might result from these uncertainties.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]



start engine

Add to Watchlist

Log In

GET A PIECE OF PET MADNESS

Innovative Pet Care Solutions Powered by Smart Technology

As a family and women-owned pet care innovator with a highly experienced leadership team, Pet Madness Inc. is at the forefront of AI and GPS tracking innovation. Our Matrix Smart Collar and Pet Madness Leash offer customizable safety modules and innovative features like the Virtual Bluetooth Nametag. We are currently pre-revenue and in the final stage of development.

Show less

Get Equity

This Reg CF offering is made available through StartEngine Primary, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.



PET MADNESS
.COM
Innovative Pet Care Solutions Powered by Smart Technology
*These are computer-generated images of our Matrix collar and leash which are available on the market.

$0 Raised

OVERVIEW | ABOUT | TERMS | DISCUSSION | INVESTING FAQS

Get Equity
$0.88 Per Share

RAISED	INVESTORS
$0	---
MIN INVEST	VALUATION
$499.84	$5.98M

REASONS TO INVEST

A top team with 37 years of experience, millions in pre-orders*, proprietary designs, and partnerships with major firms. We believe our AI app with Nvidia and open API system can disrupt the market.

 At Pet Madness Inc., we're strategically targeting multiple high-growth markets: the Smart Collar Market ($1.9B in 2023), the Designer Collar Market & the Dog Leash Market ($5.47B in 2023).

 With 37 years of expertise, 18 patent applications filed, strategic partnerships, & thousands of dollars in pre-orders, we believe we have the foundation to support growth & innovation in the pet care industry.

*Pre-orders are not guaranteed sales, and the success of the product depends on market factors and execution of our business plan.

TEAM



Niibeis Alexa Elliot • CEO & Director

Niibeis Alexa Elliot, "singing woman" in Arapaho, is a top Native American entrepreneur. At 24, she founded Colorado Home Front, generating $55M annually. She's taken four companies public, owns franchises, and earned the 5 Carat Diamond award. As CEO of Pet Madness Inc., she brings 37 years of experience and serves on multiple boards.

Read Less





James Durdy • Chief Marketing Officer

James Dirk Durdy, CMO of Pet Madness Inc., is a dynamic leader with extensive experience in business development & market expansion. At Xerox, he launched $200M accounts & contributed to M&A activities. He led market development at Global Inc. & managed multi-million dollar accounts at Young & Rubicam and Saatchi & Saatchi. He holds degrees from Harvard, Stanford, & Colorado State University.

Read Less



Peter Booras • CTO/ Lead Enginer

Peter Booras, President of Denver Design Engineers, Inc., is an innovative leader in business development. With a Bachelor's and Master's in Mechanical Engineering, he has led high-end design projects across diverse industries, managing teams globally. His entrepreneurial spirit drives product development, consistently delivering exceptional results & exceeding expectations.





Ryan Lommel • COO/CFO

Ryan is a seasoned sales professional with 25+ years in insurance and financial services. Starting as a Registered Representative, he later advised on financial planning and estate strategies. As Sales VP at Lincoln Financial Distributors, he grew the life insurance business. Since 1998, he's led a real estate firm and is a partner in hotels and event centers.

Read Less



Show Less

ABOUT

HEADQUARTERS

**5940 South Rainbow Boulevard
Las Vegas, NV 89118**

WEBSITE

View Site ↗

As a family and women-owned pet care innovator with a highly experienced leadership team, Pet Madness Inc. is at the forefront of AI and GPS tracking innovation. Our Matrix Smart Collar and Pet Madness Leash offer customizable safety modules and innovative features like the Virtual Bluetooth Nametag. We are currently pre-revenue and in the final stage of development.

TERMS

Pet Madness

Overview

PRICE PER SHARE
$0.88

VALUATION
$5.98M

DEADLINE ⓘ
Feb. 7, 2025 at 7:59 AM UTC

FUNDING GOAL ⓘ
$124k - $1.23M

Breakdown

MIN INVESTMENT ⓘ
$499.84

OFFERING TYPE
Equity

MAX INVESTMENT ⓘ
$1,234,999.92

SHARES OFFERED
Common Stock

MIN NUMBER OF SHARES OFFERED
140,909

MAX NUMBER OF SHARES OFFERED
1,403,409

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing	→
Offering Memorandum	→
Financials	⌃

	Most Recent Fiscal Year-End	Prior Fiscal Year-End
Total Assets	$0	$0
Cash & Cash Equivalents	$0	$0
Accounts Receivable	$0	$0
Short-Term Debt	$0	$0
Long-Term Debt	$0	$0
Revenue & Sales	$0	$0
Costs of Goods Sold	$0	$0

Taxes Paid	$0	$0
Net Income	$0	$0

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

Investment Incentives & Bonuses*

Loyalty Bonus: If you are a previous investor or Kickstarter backer of Pet Madness Inc., you are eligible for additional 30% bonus shares.

Time-Based Perks

Early Bird 1: Invest within the first 7 days | 20% bonus shares

Early Bird 2: Invest within the first 21 days | 10% bonus shares

Mid-Campaign Perks (Flash Perks)

Flash Perk 1: Invest $5,000+ between day 35 - 40 and receive 5% bonus shares

Flash Perk 2: Invest $5,000+ between day 60 - 65 and receive 5% bonus shares

Amount-Based Perks

Tier 1 Perk: Invest $1,000+ and receive 20% off your purchase of a Matrix Collar and/or Charging Leash for your pet.

Tier 2 Perk: Invest $5,000+ and receive receive 30% off your purchase of a Matrix Collar and/or Charging Leashes

Tier 3 Perk: Invest $10,000+ and receive an exclusive bundle of pet products including the Matrix Collar + 10% bonus shares.

Tier 4 Perk: Invest $20,000+ and receive the Matrix Collar + an exclusive invitation to Pet Madness product launch events + 15% bonus shares.

Tier 5 Perk: Invest $50,000+ and receive lifetime early access to new product releases + our Matrix Collar and Leash + 20% bonus shares.

In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Venture Club Bonus

Pet Madness Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Venture Club.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $0.88 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $88. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Venture Club bonus and the Loyalty Bonus in addition to the aforementioned bonus.

JOIN THE DISCUSSION



What's on your mind?

0/2500

Post



Ice breaker! What brought you to this investment?

HOW INVESTING WORKS

Cancel anytime before 48 hours before a rolling close or the offering end date.



| SIGN UP | SUBMIT ORDER | FUNDS IN TRANSIT | FUNDS RECEIVED | FUNDS INVESTED |

WHY STARTENGINE?


REWARDS
We want you to succeed and get the most out of your money by offering rewards and memberships!


SECURE
Your info is your info. We take pride in keeping it that way!


DIVERSE INVESTMENTS
Invest in over 200 start-ups and collectibles!

FAQS

How much can I invest?

With Regulation A+, a non-accredited investor can only invest a maximum of 10% of their annual income or 10% of their net worth per year, whichever is greater. There are no restrictions for accredited investors.

With Regulation Crowdfunding, non-accredited investors with an annual income or net worth less than $124,000, are limited to invest a maximum of 5% of the greater of those two amounts. For those with an annual income and net worth greater than $124,000, he/she is limited to investing 10% of the greater of the two amounts.

When will I receive my shares?

At the close of an offering, all investors whose funds have "cleared" by this time will be included in the disbursement. At this time, each investor will receive an email from StartEngine with their Countersigned Subscription Agreement, which will serve as their proof of purchase moving forward.

Please keep in mind that a company can conduct a series of "closes" or withdrawals of funds throughout the duration of the campaign. If you are included in that withdrawal period, you will be emailed your countersigned subscription agreement and proof of purchase immediately following that withdrawal.

What will the return on my investment be?

StartEngine assists companies in raising capital, and once the offering is closed, we are no longer involved with whether the company chooses to list shares on a secondary market, or what occurs thereafter. Therefore, StartEngine has no control or insight into your investment after the close of the live offering. In addition, we are not permitted to provide financial advice. You may want to contact a financial professional to discuss possible investment outcomes.

Can I cancel my investment?

For Regulation Crowdfunding, investors are able to cancel their investment at any point throughout the campaign up until 48 hours before the closing of the offering. Note: If the company does a rolling close, they will post an update to their current investors, giving them the opportunity to cancel during this timeframe. If you do not cancel within this 5-day timeframe, your funds will be invested in the company, and you will no longer be able to cancel the investment. If your funds show as 'Invested' on your account dashboard, your investment can no longer be canceled.

For Regulation A+, StartEngine allows for a four-hour cancelation period. Once the four-hour window has passed, it is up to each company to set their own cancelation policy. You may find the company's cancelation policy in the company's offering circular.

Once your investment is canceled, there is a 10-day clearing period (from the date your investment was submitted). After your funds have cleared the bank, you will receive your refund within 10 business days.

Refunds that are made through ACH payments can take up to 10 business days to clear. Unfortunately, we are at the mercy of the bank, but we will do everything we can to get you your refund as soon as possible. However, every investment needs to go through the clearing process in order to get sent back to the account associated with the investment.

What is the difference between Regulation Crowdfunding and Regulation A+?



Both Title III (Regulation Crowdfunding) and Title IV (Reg A+) help entrepreneurs crowdfund capital investments from unaccredited and accredited investors. The differences between these regulations are related to the investor limitations, the differing amounts of money companies are permitted to raise, and differing disclosure and filing requirements. To learn more about Regulation Crowdfunding, click here, and for Regulation A+, click here.

More FAQs





Get To Know Us

Our Team

Careers

Blog

Let's Work Together

Raise Capital

Refer a Founder, earn $10k

Success Stories

Partnerships

Need Help

Contact Us

Help Center

@ 2024 All Rights Reserved







Download on the App Store

GET IT ON Google Play

Terms of Use | Privacy Policy | Disclaimer | Annual Reports | Form CRS | Reg. BI Disclosure

Important Message

IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. INVESTMENTS ON STARTENGINE ARE SPECULATIVE, ILLIQUID, AND INVOLVE A HIGH DEGREE OF RISK, INCLUDING THE POSSIBLE LOSS OF YOUR ENTIRE INVESTMENT.

www.StartEngine.com is a website owned and operated by StartEngine Crowdfunding, Inc. ("StartEngine"), which is neither a registered broker-dealer, investment advisor nor funding portal.

Unless indicated otherwise with respect to a particular issuer, all securities-related activity is conducted by regulated affiliates of StartEngine: StartEngine Capital LLC, a funding portal registered **here** with the US Securities and Exchange Commission (SEC) and **here** as a member of the Financial Industry Regulatory Authority (FINRA), or StartEngine Primary LLC ("SE Primary"), a broker-dealer registered with the SEC and **FINRA** / **SIPC**. You can review the background of our broker-dealer and our investment professionals on FINRA's BrokerCheck **here**. StartEngine Secondary is an alternative trading system (ATS) regulated by the SEC and operated by SE Primary. SE Primary is a member of SIPC and explanatory brochures are available upon request by contacting SIPC at (202) 371-8300.

StartEngine facilitates three types of primary offerings:

1) Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Primary, LLC (unless otherwise indicated). 2) Regulation D offerings (Rule 506(c)), which are offered only to accredited investors. These offerings are made through StartEngine Primary, LLC. 3) Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC. Some of these offerings are open to the general public, however there are important differences and risks.

Any securities offered on this website have not been recommended or approved by any federal or state securities commission or regulatory authority. StartEngine and its affiliates do not provide any investment advice or recommendation and do not provide any legal or tax advice concerning any securities. All securities listed on this site are being offered by, and all information included on this site is the responsibility of, the applicable issuer of such securities. StartEngine does not verify the adequacy, accuracy, or completeness of any information. Neither StartEngine nor any of its officers, directors, agents, and employees makes any warranty, express or implied, of any kind whatsoever related to the adequacy, accuracy, or completeness of any information on this site or the use of information on this site.

Investing in private company securities is not suitable for all investors. An investment in private company securities is highly speculative and involves a high degree of risk. It should only be considered a long-term investment. You must be prepared to withstand a total loss of your investment. Private company securities are also highly illiquid, and there is no guarantee that a market will develop for such securities. Each investment also carries its own specific risks, and you should complete your own independent due diligence regarding the investment. This includes obtaining additional information about the company, opinions, financial projections, and legal or other investment advice. Accordingly, investing in private company securities is appropriate only for those investors who can tolerate a high degree of risk and do not require a liquid investment. See additional general disclosures **here**.

By accessing this site and any pages on this site, you agree to be bound by our **Terms of use** and **Privacy Policy**, as may be amended from time to time without notice or liability.

Canadian Investors

Investment opportunities posted and accessible through the site will not be offered to Canadian resident investors. Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this site are not offered in jurisdictions where public solicitation for offerings is not permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.

California Investors Only – **Do Not Sell My Personal Information** (800-317-2200). StartEngine does not sell personal information. For all customer inquiries, please write to contact@startengine.com.

StartEngine Marketplace

StartEngine Marketplace ("SE Marketplace") is a website operated by StartEngine Primary, LLC ("SE Primary"), a broker-dealer that is registered with the SEC and a member of FINRA and the SIPC.

StartEngine Secondary ("SE Secondary") is our investor trading platform. SE Secondary is an SEC-registered Alternative Trading System ("ATS") operated by SE Primary that matches orders for buyers and sellers of securities. It allows investors to trade shares purchased through Regulation A+, Regulation Crowdfunding, or Regulation D for companies who have engaged StartEngine Secure LLC as their transfer agent. The term "Rapid," when used in relation to transactions on SE Marketplace, specifically refers to transactions that are facilitated on SE Secondary, This is because, unlike with trades on the StartEngine Bulletin Board ("SE BB"), trades on SE Secondary are executed the moment that they are matched.

StartEngine Bulletin Board ("SE BB") is a bulletin board platform on which users can indicate to each other their interest to buy or sell shares of private companies that previously executed Reg CF or Reg A offerings not necessarily through SE Primary. As a bulletin board platform, SE BB provides a venue for investors to access information about such private company offerings and connect with potential sellers. All investment opportunities on SE BB are based on indicated interest from sellers and will need to be confirmed. Even if parties express mutual interest to enter into a trade on SE BB, a trade will not immediately result because execution is subject to additional contingencies, including among others, effecting of the transfer of the shares from the potential seller to the potential buyer by the issuer and/or transfer agent. SE BB is distinct and separate from SE Secondary. SE Secondary facilitates the trading of securities by matching orders between buyers and sellers and facilitating executions of trades on the platform. By contrast, under SE BB, SE Primary assists with the facilitation of a potential resulting trade off platform including, by among other things, approaching the issuer and other necessary parties in relation to the potential transaction. The term "Extended", when used in relation to transactions on SE Marketplace denotes that these transactions are conducted via SE BB, and that these transactions may involve longer processing times compared to SE Secondary for the above-stated reasons.

Even if a security is qualified to be displayed on SE Marketplace, there is no guarantee an active trading market for the securities will ever develop, or if developed, be maintained. You should assume that you may not be able to liquidate your investment for some time or be able to pledge these shares as collateral.

The availability of company information does not indicate that the company has endorsed, supports, or otherwise participates with StartEngine. It also does not constitute an endorsement, solicitation or recommendation by StartEngine. StartEngine does not (1) make any recommendations or otherwise advise on the merits or advisability of a particular investment or transaction, (2) assist in the determination of the fair value of any security or investment, or (3) provide legal, tax, or transactional advisory services.

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Alexa: They say you can't teach an old dog new tricks ...

... But they never said anything about their accessories!

The smart pet collar market is currently valued at $1.9 billion and is projected to grow to $5.4 billion by 2032, based on Global Market Insights. But despite demand, only a small handful of companies have come to play. And most just simply sit ... and stay.

It's not just lackluster features—smart collars on the market today can cost up to $1,000 and some have just a few hours of battery life.

Woof.

The Pet Madness Matrix offers advanced features, including cutting-edge tracking, monitoring, and AI alert capabilities and even a virtual name tag to keep pets safe. All with up to 60 days of battery life and starting price of just $98.

Ryan: We have potential distribution opportunities with 2400 stores and have secured $2 million in pre-orders to date!

Meanwhile, partnerships and services with big-names like NVIDIA, University Veterinary Doctors and Vets, 911 call centers are fueling development of some of our most groundbreaking monitoring and emergency alert features.

So what's making everyone howl?

Alexa: It starts with the Matrix collar's campact, durable, lightweight and customizable modules. They're not only convenient—they're lifesaving:

Every year, millions of dogs are killed by cars, drowning, fires and other hazards. Countless others suffer from illnesses that owners simply can't see or catch too late.

The Matrix Smart Collar modules can alert owners and help prevent these risks. Even our base GPS tracking and Health capabilities are superior to the competition.

For a pup on the run, our collar sends owners an escape alert with location tracking—AND places a virtual 20x20 electric fence around the dog until the owner arrives. Then there's the option to enable Bluetooth technology, which can notify people and drivers within 75 yards that a runaway pet is nearby—and provide them with owner contact information from afar to prevent unintended chases and bites.

We're also working on features that use cameras, sensors and AI learning to catch and help diagnose seizure disorders, musculoskeletal issues and even rashes— before they become bigger problems.

Owners can manage the settings, track multiple dogs' health and locations, and other add on components via our free, convenient mobile app.

And it's not just the collar. Our Pet Madness Charging Leash is the perfect companion to the Matrix—with a built-in poop bag holder, flashlight, water bowl and more. But the best feature might be the portable battery—which lets you charge the Matrix collar while you walk.

Ryan: We know it takes more than smart ideas to be successful. Fortunately, we have 37 years of pet industry experience—including running one of the oldest pet stores in the country and an online store with over 20,000 pet products. We've got experience with two-legged animals as well. Our team has taken several companies public, and has experience in franchising, manufacturing, retail, academic research, marketing and more.

We're driven by more than just profit. For the first 1,000 collars or leashes pre-ordered, we'll donate one of our 7-in-1 leashes to animal shelters in need—and a percentage of sales will go to support related academic research and shelters in need.

Alexa: Now is the perfect time to join us. Your investment can help us save millions of dogs—and lead the pack in revolutionizing pet safety.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions, and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

- As compensation for the services provided by StartEngine Capital, investors are also required to pay StartEngine Capital a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50%, and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer, with priority given to StartEngine Owners Bonus members.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

<u>Minimum and Maximum Investment Amounts</u>

- In order to invest, commit to an investment or communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest in all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest either $2,500 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000.